December 22, 2011

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Daniel Morris and Tom Jones

Re:          InspireMD, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed December 1, 2011
File No. 333-174948

Ladies and Gentlemen:

On behalf of InspireMD, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 5 to Form S-1 (“Amendment No. 5”), marked to show changes from Amendment No. 4 to Form S-1 filed by the Company on December 1, 2011.  We acknowledge receipt of the letter of comment dated December 15, 2011 from the Securities and Exchange Commission (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with the Company and the Company’s auditors and the following are the Company’s responses to the Comment Letter.  The paragraph and page number references below are to those in Amendment No. 5.  The Company’s responses to the Comment Letter are numbered to correspond to the comments as numbered in the Comment Letter.  For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s corresponding response set forth immediately under such comment.

REGISTRATION STATEMENT ON FORM S-1

Recent Events, page 2

1.
Please reconcile the disclosure in the second paragraph of this section regarding an estimated fee of approximately $10 million with the estimated fee of $6,994,456 mentioned in section 5(a) of the clinical trial services agreement filed as exhibit 10.42.

Response:

When the Company entered into the clinical trial services agreement filed as exhibit 10.42, the clinical trial was expected to consist of 654 patients.  Pursuant to the Company’s most recent discussions with the U.S. Food and Drug Administration, the expected size of the patient population for the clinical trial was increased to 800 patients.  In addition, the Company believes that the clinical trial will now take six months longer than expected due to the increased time necessary to recruit the additional 146 patients.  The additional number of patients for the clinical trial will result in approximately $1 million in additional hospital fees and approximately $2 million in additional expenses, such as study management costs, monitoring costs, ethical committee costs and core lab costs, resulting from the extended length of the clinical trial and the additional patient population.  The cost of the clinical trial may be subject to further increases if more patients are required.

Haynes and Boone, LLP
Attorneys and Counselors
30 Rockefeller Plaza, 26th Floor
New York, New York 10112
Phone: 212.659.7300
Fax: 212.918.8989

Customers, page 42

2.
We note your response to prior comment 5.  Please disclose the “certain sales minimums” mentioned in the first paragraph of this section.  Also, reconcile the disclosure in the fourth paragraph of this section regarding options to purchase 8,116 shares for each $100,000 in sales with section 3.8 of exhibit 10.39 which provides options to purchase 1,000 shares for each $100,000 in sales.

Response:

The Company has made the requested revision by clarifying that the certain sales minimums mentioned were referring to certain order minimums of the Company’s stents to be made by the Company’s customers on page 42 of Amendment No. 5.  With respect to Section 3.8 of the Company’s Exclusive Distribution Agreement with Tzamal-Jacobsohn Ltd. (“Tzamal”) filed as Exhibit 10.38, the Company agreed to compensate Tzamal with stock options to purchase ordinary shares of InspireMD Ltd., which became the Company’s wholly-owned subsidiary pursuant to those certain share exchange transactions described on page 3 of Amendment No. 5, whereby each ordinary share of InspireMD Ltd. was exchanged for 8.1161 shares of the Company’s common stock.  Consistent with the exchange ratio, the stock option to purchase 1,000 ordinary shares of InspireMD Ltd. at an exercise price of $14 per share for each $100,000 in orders was converted into a stock option to purchase 8,116 shares of the Company’s common stock at an exercise price of $1.72 per share for each $100,000 in orders.

Summary Compensation Table, page 47

3.
Please expand this section to include your supplemental response to prior comment 6 regarding how you determined the option award in 2010 for Mr. Bar.  Also, tell us the basis for the statement in your response concerning “Mr. Bar’s relatively low salary as compared to other executives of the Company” given the salaries disclosed in the table on page 47.

Response:

The Company has made the requested revision by including a revised response to prior comment 6 as a footnote to the Summary Compensation Table on page 47 of Amendment No. 5.

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

cc:           Ofir Paz, InspireMD, Inc.